[SRZ Letterhead]

November 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0505
Attn: James O'Connor

Re:	MVC Capital, Inc. (CIK # 0001099941)
Request for Limited Review Pursuant to Release No. 33-6510

Dear Mr. O'Connor:

On behalf of MVC Capital, Inc. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the "1933 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement").  The applicable registration fee covering the securities of the Fund being registered under the 1933 Act has been separately transmitted to the Commission.

Pursuant to the Registration Statement, the Fund may offer, from time to time, in one or more offerings or series, together or separately, up to $250,000,000 of its common stock, preferred stock, debt securities or warrants representing rights to purchase shares of its common stock, preferred stock or debt securities, which are referred to, collectively, as the "securities."  The securities may be offered at prices and on terms to be described in one or more supplements to the prospectus contained in the Registration Statement (the "Prospectus").

In addition, on behalf of the Fund, we hereby request a limited review of the Prospectus.  A limited review is warranted because the disclosure contained in the Prospectus is substantially similar to the prospectus contained in the Fund's registration statement on Form N-2 (File No. 333-147039) as filed with the Commission on January 18, 2008, except for updates to the Fund's financial information.

Please call me at 212-756-2149 with any comments on the Registration Statement or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours, /s/ Pamela Chen Pamela Chen